UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 25, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q3_2022

25th October 2022

Ramon Fernandez
Delegate CEO Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 1 April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One
Q3 2022 highlights



Q3 Key highlights

Solid revenue increase in Europe
with Spain back to growth

Totem
18% (+3pts yoy)
of hosting revenues coming from
third parties

Convergent ARPO increase
in France, Spain, Poland, Belgium

Scale Up on track
>€550m
cumulated net indirect costs savings

Q3 2022 financial achievements

Revenue growth acceleration

Revenue — **€10.8bn** ▲ **+1.0%** +€104m yoy

EBITDAaL — **€3.6bn** ▲ **+0.2%** +€6m yoy

eCapex — **€1.7bn** ▲ **+5.2%** +€86m yoy

Q3 2022 revenue growth contribution per segment (yoy in €m)


+1.0%
10,719
-44
-1.0%
+3.2%
87
+4.2%
71
+14.2%
21
-31
10,823
Q3 21 cb
France
Europe
MEA
Enterprise
Totem
Others
Q3 22

Q3 2022 revenue evolution per activity (yoy in €m)


+€104m
10,719
+1.7%
133
-59
-3.1%
+8.6%
63
-33
10,823
Q3 21 cb
Retail
Wholesale
Equipment sales
Others
Q3 22

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Business Review



Q3 2022 France

Revenues improvement

in €m	Q3 22	yoy cb	9M 22	yoy cb
Revenues	**4,465**	**-1.0%**	**13,291**	**-1.5%**
Retail services	2,748	+0.9%	8,214	+1.3%
Wholesale	1,223	-5.3%	3,678	-8.1%
Equipment sales	340	+9.8%	892	+5.3%

+2.6%
Q3 Retail services growth excl. PSTN

Best Mobile Network
for the 12th consecutive time

Net Promoter Score**
improvement by **+2.5 pts** YTD

Fixed

Fixed only ARPO = stable

+293k FTTH net adds

+47k FBB net adds

-246k Other FBB net adds

>50% FTTH adds* are new customers

Convergence

Convergent ARPO ↗+2.2%

€71.4

Convergent services revenues acceleration



+2.7%
+3.6%
9m 21
9m 22

Mobile

Mobile only ARPO ↗+0.4%

Mobile contracts net adds excl. M2M ('000)



+121
+212
Q3 21
Q3 22

Churn improvement: 11.0% → 10.9%

Q3 22 FTTH net adds in '000 | Q3 22 ADSL and other BB net adds in '000 | Quarterly mobile churn rate | *gross adds + migration | **mass market

Q3 2022 Europe

Retail services acceleration & rebound in equipment sales

in €m	Q3 22	yoy cb	9M 22	yoy cb
Revenues	**2,764**	**+3.2%**	**8,089**	**+0.1%**
Retail services	1,844	+1.9%	5,487	+1.1%
Wholesale	485	+2.0%	1,362	-7.0%
Equipment sales	386	10.3%	1,105	2.7%

Mobile contract net adds* +17k

FBB net adds +2k o/w FTTH net adds +106k

*excl. M2M

Q3 Revenue back to growth (in €m)



+3.2%
+5.7%
2,764
+0.2%
+86
2,677
+2
Q3 21 cb
Spain
Other European Countries
Q3 22

Retail services growth acceleration yoy…



1.9%
-1.0%
Q3 21
Q4 21
Q1 22
Q2 22
Q322

… thanks to

Convergent services	**IT&IS**	**Customer roaming recovery**
+3.6% yoy	**+27.8% yoy**	**+34.5% yoy**

Q3 2022 Spain

Back to growth

in €m	Q3 22	yoy cb	9M 22	yoy cb
Revenues	**1,178**	**+0.2%**	**3,444**	**-2.8%**
Retail services	781	-1.4%	2,347	-2.5%
Wholesale	237	+4.2%	644	-4.0%
Equipment sales	159	+2.3%	453	-2.8%

Convergence net adds -9k
FBB net adds -2k
Mobile contract net adds* +8k
FTTH net adds +22k

Continued improvement of churn yoy

- -1.1pp Convergence churn
- -1.6pp FBB churn
- -1.1pp Mobile contract* churn

*excl. M2M

Convergent ARPO growth fuelling continued retail improvement (yoy)



2.4%
-1.4%
-6.8%
-7.9%
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Retail services revenues yoy
Convergent ARPO yoy

Proactive value management

Orange convergent portfolio **reshuffling**

+

Jazztel Push on value added services

associated with **strict promotional policy**

Q3 2022 Africa & Middle East

Cumulated growth in line with full-year objective

in €m	Q3 22	yoy cb	9M 22	yoy cb
Revenues	**1,782**	**+4.2%**	**5,162**	**+6.6%**
Retail services	1,578	+4.9%	4,561	+7.4%
Wholesale	173	+1.6%	496	+1.8%
Equipment sales	24	-10.8%	79	-4.0%

3 solid growth engines

Data

+17% yoy
revenue growth

51m 4G customers
+24% yoy

FBB

+23% yoy
revenue growth

2.6m FBB customers
+24% yoy

B2B

+13% yoy
revenue growth

Orange Money **recovery** fuelled by the increase in **transaction value**



34.3%
39.4%
49.1%
-25.1%
-22.5%
-16.9%
Q1 22
Q2 22
Q3 22
OM transactions value yoy
OM revenues yoy

Q3 2022 Enterprise

Stable revenues

in €m	Q3 22	yoy cb	9M 22	yoy cb
Revenues	**1,906**	**+0.0%**	**5,795**	**-0.1%**
Fixed only services	862	-6.4%	2,600	-6.7%
IT & integration services	817	+6.8%	2,479	+5.3%
Mobile	228	+3.5%	715	+8.3%

Three-pronged recovery plan underway

- Emphasis on managing business performance
- Reshaping our differentiation and go-to-market approach
- Simplification of our operating model

Sustained IT&IS revenue growth



Cybersecurity
Cloud
Digital & Data

Orange Cyberdefense

+13% yoy in 9M

- 2,600 multi skilled cybersecurity experts
- Order intake > revenue growth
- Strong uptake in advanced Managed Security Services

+11% yoy in 9M

- Cloud capabilities x4 in the past four years
- 2,600 Cloud experts
- 70 Datacenters on 5 continents

+9% yoy in 9M

- 3,900 digital experts in data intelligence and digital solution

Section Three
Guidance



Guidance 2022
Ramp up towards 2023 confirmed

	2022 confirmed
EBITDAaL, yoy	Growth between +2.5 to +3%
eCAPEX	≤ €7.4bn
Organic Cash Flow (telecom)	≥ €2.9bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend	€0.70

The guidance does not include any M&A transaction that has not yet been finalized.

Annexes

eCapex

on track to reach FY 22 decrease

64.4m VHBB** connectable lines

o/w

62.6m FTTH connectable lines

FTTH connectable lines in France



+18%
27.4m
32.3m
Q3 21
Q3 22

VHBB connectable lines in Spain



+5%
15.9m
16.7m
Q3 21
Q3 22

FTTH connectable lines in Poland



+20%
5.6m
6.8m
Q3 21
Q3 22

9m 2022 eCapex

€5.1bn

-4.4% yoy

-€238m yoy

12.5m FTTH customers in Europe

+15.6% yoy

**VHBB > 100 Mbps

Convergence, the bedrock of our strategy

€ 1.93bn Convergent services revenues in Q3 2022

+3.3% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
53%
5.88
5.90
5.91
5.91
53%
5.92
Q3 21 Q4 21 Q1 22 Q2 22 Q3 22
Spain
86%
3.03
3.02
3.01
2.99
85%
2.98
Q3 21 Q4 21 Q1 22 Q2 22 Q3 22
Poland
67%
1.53
1.55
1.56
1.58
68%
1.59
Q3 21 Q4 21 Q1 22 Q2 22 Q3 22

Churn improvement with convergence in Q3*

France	Spain	Poland
-5pts	-5pts	0pt

Quarterly convergent ARPO, in €/month in Q3

France	Spain	Poland
€71.4	€54.0	€24.4
+2.2% yoy	+2.4% yoy	+2.1% yoy**

Number of mobile lines per convergent offer (Q3 yoy growth)

France	Spain	Poland
1.70	2.14	1.86
+0.8% yoy	+4.3% yoy	-1.0% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers

** YoY change calculated in local currency